THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

April 11, 2012

Ms. Jennifer Gowetski
Senior Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	iMetrik M2M Solutions Inc.
Form S-1 Registration Statement
File No. 333-179551

Dear Ms. Gowetski:

In response to our telephone conversation, please be advised that the Company has informed me as follows:

Currently there are 62,182,477 shares of common stock outstanding.  The public float (free trading shares of common stock held by non-affiliates) is 7,270,500.   Mr. St-Pierre's shares, DT Crystal's shares, J. P. Langlais's shares and Capex's shares do not constitute any of the shares of common stock in the public float.  Again, no funds from the sale of the shares of common stock will be paid to the Company or accepted by the Company for any reason.

On May 29, 2009, the Company issued 50,000,000 shares of common stock to Michel St-Pierre, our sole officer and director, pursuant to the exemption from registration contained in Regulation S of the Securities Act of 1933. The sale of the shares took place outside the United States of America with a non-US person. The purchase price of the shares was $50.  The individual was furnished the same information that could be found in Part I of a Form S-1 registration statement and this person is a sophisticated investor.  These shares were deemed founders shares and were issued in consideration of $50.00 at the formation of the Company.  Mr. St-Pierre is seeking to sell 18,350,000 shares of common stock.

On February 8, 2012, the Company issued 2,923,035 restricted shares of the Company’s common stock, fully paid and non-assessable, in full satisfaction of the outstanding indebtedness owed to Capex in the amount of $292,303.52 owed at January 26, 2012.  The shares were issued on the basis of one restricted common share for each $0.10 of debt.  Capex loaned the money to the Company which the Company used for research and development and general and administrative expenses.  The loans were made from December 1, 2009 through January 26, 2012.

Ms. Jennifer Gowetski
Securities and Exchange Commission
RE:	iMetrik M2M Solutions Inc.
Form S-1 Registration Statement
File No. 333-179551
April 11, 2012

On February 9, 2012, the Company issued 450,000 restricted shares of the Company’s common stock, fully paid and non-assessable, in full satisfaction of the outstanding indebtedness owed to DT Crystal Holdings Ltd. in the amount of $45,000 owed at February 9, 2012.  The shares were issued on the basis of one restricted common share for each $0.10 of debt.  The indebtedness to DT Crystal Holdings Ltd. was incurred for loans of money by DT Crystal which were used for general and administrative expenses from December 5, 2011 to February 8, 2012.

On February 8, 2012, we issued 1,194,442 restricted shares of the Company’s common stock, fully paid and non-assessable, in full satisfaction of the outstanding indebtedness owed to Mr. Jean-Paul Langlais in the amount of $119,444.24 owed at January 31, 2012.  The shares were issued on the basis of one restricted common share for each $0.10 of debt.  The indebtedness to Mr. Langlais was incurred for corporate development and travel expenses from December 1, 2010 to January 31, 2012.  During the fiscal year ended May 31, 2011, we signed a Consulting Agreement with Jean-Paul Langlais pursuant to which, Mr. Langlais was providing sales, marketing, corporate development and management consulting services relating to the corporate activities of our Company. The “Engagement Period” is for one year. Mr. Langlais has a vast experience and knowledge in wireless communication services designed to control and manage the access and use of virtually any asset from anywhere in the world. It is called the world of Machine-to-Machine (M2M) which refers to technologies that allow both wireless and wired systems to communicate with other devices of the same ability).   He introduced us to iMetrik Global Inc. Management and helped us in negotiating our exclusive agreement with them. On November 29, 2010, we announced the receipt of a Letter of Intent from iMetrik Global Inc., granting us an exclusive license to use the iMetrik platform, including devices, network, and applications, to bring solutions to the Machine-to-Machine (“M2M”) market.  He found and presented to us our Chief Technical Officer. On July 15, 2011, Jonathan Barratt was nominated Chief Technical Officer (CTO) of the company, and as such will oversee all technical developments for iMetrik M2M, as well as keep a close relationship with clients to guarantee the development and delivery of all product lines. Jonathan graduated Magna Cum Laude from Harvard University, Cambridge, and brings with him over 20 years of experience in the IT industry. His past roles include such senior positions as director of VoIP Services at Openface Internet in Montreal, CTO of KnIFE ICT (Bangkok), software developers for Internet Security from March 2008 to March 2011.  Through his contacts and relation, Mr.Langlais put our Company in contact and negotiated working conditions with Medhat Mahmoud our VP Technology, who will oversee all M2M applications and strategy. On July 15, 2011, Medhat Mahmoud was nominated VP Technology and Strategy. Medhat holds B.Sc. Engineering in Computer Science & Automatic Control from Alexandria University. Medhat’s international profile shows extensive Telecom experience with industry leaders, Ericsson, Alcatel, Lucent and GlobalStar USA.   He conducted the supervision and orientation of our technical team, who evaluated, implemented and completed testing of a functional prototype that enables the integration of 3rd party USB device into cellular gateway to connect through iMetrik-M2M platform.

Ms. Jennifer Gowetski
Securities and Exchange Commission
RE:	iMetrik M2M Solutions Inc.
Form S-1 Registration Statement
File No. 333-179551
April 11, 2012
Page 3

On July 26, 2011, we completed the development of our game changing Cellular Gateway (a gateway is a network point that acts as an entrance to another network). We are ready to introduce the market to our technology platform, one which opens up new possibilities in the Machine to Machine world by offering a plug and play system for deploying an entirely wireless M2M solution in a single step.  He travelled over United States to meet and discuss with potential clients. He started and completed negotiations with our first client, Monnit Corporation,from Midvale, Utah. In July 2011, iMetrik M2M and Monnit Corporation announced a partnership that will enable them to offer the Machine-To-Machine (M2M) market a plug-and-play, end-to-end, cellular enabled wireless sensing solution. Using Monnit’s wireless sensors and Monnit web application, and iMetrik’s M2M Cellular Gateway with global connectivity, users will benefit from a system that eliminates development time and reduces installation to an absolute minimum. On December 7, 2011, we announced that Monnit, a leading wireless sensor manufacturer is now taking preorders for the Cellular Gateway iMetrik M2M has engineered as part of the end-to-end Wireless M2M solution, opening a new era in plug-and-play Machine-to-Machine.   He got in contact, presented and concluded orders with our second client, Metropolitan Industries Inc, the leading sump pump manufacturer in the US, located in Romeoville, Illinois. On October 10, 2011, we announced that after months of development, and following a successful demonstration of the system at Metropolitan’s head offices, Metropolitan has chosen iMetrik M2M to monitor all sump pumps it sells in the US. This represents hundreds of thousands of installations a year, sold through Metropolitan’s network of leading plumbing contractors Over the past six months, Mr. Langlais has been travelling in North America to meet potential clients and we have received orders from two customers (Monnit and Metropolitan). We have subcontracted the manufacturing of our first one hundred and twenty five (125) devices which should be delivered before the end of December 2011.  In February 2012, he introduced SIMCOM Company, with their AT Lite product, to our Chief Technical Officer to diversify our product offering. There has been, since then, ongoing discussion between parties.

Based upon a review of all of the factors aforesaid, again, it is my opinion that the transaction evidenced by the registration statement is not being conducted by or on behalf of the issuer and Rule 415 is available for the sale of the shares of common stock.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: iMetrik M2M Solutions Inc.